

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Ken Minor
Secretary
Elite Health Systems Inc.
1131 W 6th Street
Ontario, CA 91762

> **Re: Elite Health Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2025**
> **File No. 000-26575**

Dear Ken Minor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Guy Molinari